Golenbock Eiseman Assor Bell & Peskoe LLP
437 Madison Avenue
New York, NY 10022

June 11, 2008

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3628
Washington, D.C. 20549-3628
Attn: Peggy Kim, Esq.

Re:	QuikByte Software, Inc.
Schedule 14f-1
Filed June 2, 2008
File No. 005-82540

Dear Ms. Kim:

We are writing in response to the letter of the Staff of the Division of Corporate Finance (the “Staff”), dated June 10, 2008, addressed to QuikByte Software, Inc., a Colorado corporation (the “Company”), in connection with the above-referenced filing. For your convenience we have incorporated each of the comments included in your letter in italicized text followed by our response.

General

1.	Please confirm to us that the Investors who own 94% of the outstanding common stock will file a Schedule 13D or advise us.

Response

The Company has been advised by Glenn Halpryn (one of the Investors) that each Investor who owns more than five percent (5%) of the outstanding common stock of the Company following consummation of the transactions disclosed in the Schedule 14f-1 has agreed to file a Schedule 13D or Schedule 13G, as appropriate, within 10 days after the closings of such transactions.

Schedule 14F-1

Introduction and Change of Control

2.
We note that you refer to the “Investors” as the persons who have acquired control. Please revise to state the names of the investors and the source of consideration. Refer to Item 6(e) of Schedule 14A. Please also describe the post-closing issuance of additional shares, which is mentioned under “Security Ownership of Certain Beneficial Owners.” Refer to Instruction 2 of Item 6 of Schedule 14A.

Response

As of the date of the filing of the Schedule 14f-1, to the Company’s knowledge, the identity of each Investor was not yet known with certainty and the Company did not have knowledge of either the identity of any of the Investors (other than Mr. Halpryn) or the source of consideration for the acquisition, inasmuch as there are no agreements between the Company and any such persons. Moreover, the Company has been advised by Mr. Halpryn that, to Mr. Halpryn’s knowledge, following the closing of the transactions disclosed in the Schedule 14f-1, there will be no agreements among the Investors with respect to the control of the Company. Furthermore, the Company has been advised by Mr. Halpryn that, to Mr. Halpryn’s knowledge, each Investor will independently own such Investor’s shares and not as part of a control group as referenced in Item 6 of Schedule 14A. As disclosed in our response to comment 1 above, however, the Company has been advised by Mr. Halpryn that each Investor who owns more than five percent (5%) of the outstanding common stock of the Company following consummation of the transactions disclosed in the Schedule 14f-1 has agreed to file a Schedule 13D or Schedule 13G, as appropriate, after the closings of such transactions.

In addition, the Company intends to file a Current Report on Form 8-K disclosing Item 5.01 Change in Control information promptly after the closing of the transactions disclosed in the Schedule 14f-1. Such Current Report will include the required Form 10 information and will thus set forth the names of all Investors who, to the knowledge of the Company, beneficially own more than five percent (5%) of the outstanding common stock of the Company at that time.

The Company did not include a more detailed description of the post-closing issuance of additional shares in the Schedule 14f-1 because the Company has not entered into any definitive agreements with any person with respect to such issuance and the Company. The Company is aware that Mr. Halpryn and the other future members of the Board do intend to cause the Company to raise working capital through an issuance of shares of Common Stock to the Investors and members of management after consummation of the change of control transaction but the Company is not aware of any arrangements or understandings “among members of both the former and new control groups” as contemplated by Instruction 2 to Item 6 of Schedule 14A. The Company anticipates that a Current Report on Form 8-K regarding the issuance of additional shares will be promptly filed following any such transaction.

Security Ownership of Certain Beneficial Owners and Management

3.	In the footnotes to the beneficial ownership table, please identify the natural person(s) with voting and investment control over the shares held by each of KI Equity Partners and Garisch Financial.

Response

The Company will amend the Schedule 14f-1 in order to identify in the footnotes to the beneficial ownership table the natural persons with voting and investment control over the shares held by each of KI Equity Partners and Garisch Financial. The Company notes, however, that the natural person with voting and investment control over the shares held by KI Equity Partners is identified in the section of the Schedule 14f-1 entitled “Related Person Transactions.” The natural person with voting and investment control over the shares held by Garisch Financial is identified in the Schedule 13D filed by Garisch Financial with the Commission on May 29, 2008.

The Company does not believe that the information provided in its responses to the Staff’s comments materially change the information that it has already provided to its security holders and accordingly does not intend to disseminate such information to them.

As disclosed in the Schedule 14f-1, the Company understands that the closings of the transactions disclosed therein are scheduled to occur on or about June 13, 2008. Accordingly, a prompt response from the Staff to this letter is respectfully requested and would be most appreciated.

In connection with the responses above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to this letter or require additional information, please contact me via phone at (212) 907-7366 or fax at (212) 754-0330.

Sincerely,

/s/ Carl Van Demark
Carl Van Demark

cc:	Mr. Kevin R. Keating
QuikByte Software, Inc.